SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

NewBridge Bancorp
(Name of Issuer)

Class A Common Stock, no par value
(Title of Class of Securities)

65080T102
(CUSIP Number)

Bradley E. Maneely Chief Financial Officer Chief Compliance Officer The Endicott Group 360 Madison Avenue, 21st Floor New York, NY 10017
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 13 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65080T102	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Endicott Opportunity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,504,500 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,504,500 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,504,500 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 65080T102	SCHEDULE 13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON W.R. Endicott III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,504,500 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,504,500 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,504,500 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 65080T102	SCHEDULE 13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,504,500 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,504,500 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,504,500 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 65080T102	SCHEDULE 13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,504,500 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,504,500 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,504,500 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 65080T102	SCHEDULE 13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,504,500 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,504,500 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,504,500 shares of Class A Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 65080T102	SCHEDULE 13D	Page 7 of 13 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of class A common stock, no par value (the "Class A Common Stock"), of NewBridge Bancorp, a North Carolina corporation (the "Issuer"). The Issuer's principal executive offices are located at 1501 Highwoods Boulevard, Suite 400, Greensboro, North Carolina 27410.

Item 2.	IDENTITY AND BACKGROUND

(a)	This statement is filed by:

(i) Endicott Opportunity Partners III, L.P., a Delaware limited partnership ("EOP III"), with respect to the shares of Class A Common Stock directly owned by EOP III;

(ii) W.R. Endicott III, L.L.C. a Delaware limited liability company ("WR III LLC") and general partner of EOP III, with respect to the shares of Class A Common Stock directly owned by EOP III;

(iii) Endicott Management Company, a Delaware S-Corporation ("EMC") and Investment Manager to EOP III, with respect to the shares of Class A Common Stock directly owned by EOP III;

(iv) Wayne K. Goldstein ("Mr. Goldstein"), who serves as a Co-President and a director of EMC and a managing member of WR III LLC, with respect to the shares of Class A Common Stock directly owned by EOP III; and

(v) Robert I. Usdan ("Mr. Usdan"), who serves as a Co-President and a director of EMC and a managing member of WR III LLC, with respect to the shares of Class A Common Stock directly owned by EOP III.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Class A Common Stock reported herein.

(b)	The address of the business office of each of the Reporting Persons is 360 Madison Avenue, 21st Floor, New York, NY 10017.

(c)	The principal business of each of the Reporting Persons is investment and/or investment management.

CUSIP No. 65080T102	SCHEDULE 13D	Page 8 of 13 Pages

(d) & (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	EOP III is a Delaware limited partnership. WR III LLC is a Delaware limited liability company. EMC is a Delaware S-Corporation. Each of Mr. Goldstein and Mr. Usdan is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Series B Preferred Stock (as defined in Item 4), which mandatorily converted into the shares of Class A Common Stock reported herein (as described in Item 4), were derived from the working capital of EOP III. A total of $11,019,800 was paid to acquire the Series B Preferred Stock.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons originally acquired the shares of Class A Common Stock for investment because they believed that the shares of Class A Common Stock represented an attractive investment opportunity.

On November 1, 2012, EOP III entered into a securities purchase agreement with the Issuer (the "Securities Purchase Agreement"), pursuant to which EOP III invested an aggregate of $18,601,000 in cash in the Issuer through direct purchases of newly issued Series B Mandatorily Convertible Adjustable Rate Cumulative Perpetual Preferred Stock (the "Series B Preferred Stock") and Series C Mandatorily Convertible Adjustable Rate Cumulative Perpetual Preferred Stock (the "Series C Preferred Stock" and collectively with the Series B Preferred Stock, the "Preferred Stock").

Pursuant to the Securities Purchase Agreement, the Issuer sought the approval of its shareholders at a Special Meeting of Shareholders held on February 20, 2013 for (i) an amendment to the Issuer's Articles of Incorporation (the "Common Stock Articles of Amendment") to (a) increase the number of authorized shares of the Issuer's common and preferred stock, and (b) establish two separate classes of common stock, with all issued and outstanding shares of Common Stock becoming voting "Class A Common Stock", and the creation of a new class of non-voting common stock designated "Class B Common Stock", and (ii) the issuance of shares of Class A Common Stock in connection with the conversion of the Series B Preferred Stock, and shares of Class B Common Stock in connection with the conversion of the Series C Preferred Stock, for purposes of NASDAQ Marketplace Rule 5635 (collectively, the "Shareholder Approvals").

CUSIP No. 65080T102	SCHEDULE 13D	Page 9 of 13 Pages

Following receipt of the Shareholder Approvals, the Issuer filed the Common Stock Articles of Amendment with the Secretary of State for the State of North Carolina, which resulted on February 22, 2013 in the automatic conversion of the Series B Preferred Stock into Class A Common Stock, and the automatic conversion of the Series C Preferred Stock into Class B Common Stock, in each case at a conversion price of $4.40 per share of common stock. As a result thereof, EOP III was issued 2,504,500 shares of Class A Common Stock upon the automatic conversion of the Series B Preferred Stock and 1,723,000 shares of Class B Common Stock upon the automatic conversion of the Series C Preferred Stock.

In connection with such investment, EOP III is entitled to nominate a director (the "Designated Director") to serve on the Board of Directors of the Issuer (the "Board") and the Board of Directors of its wholly-owned subsidiary, NewBridge Bank (the "Bank"), (the "Bank Board"), and to have an observer invited to attend meetings of the Board and the Bank Board in a non-voting "observer" capacity. With respect to each annual meeting of shareholders following the closing of the transactions contemplated by the Securities Purchase Agreement, subject to satisfaction of all legal, regulatory, securities listing and governance requirements and for so long as EOP III beneficially owns at least 4.9% of the Issuer's outstanding shares of Class A Common Stock on an as-converted basis, the Designated Director shall be nominated by the Nominating Committee of the Board to serve on the Board and on the Bank Board. Accordingly, on December 19, 2012, the Board elected Endicott's nominee, Donald P. Johnson, to serve as a director of the Issuer and the Bank until the Issuer's 2013 Annual Meeting of Shareholders, or until his successor is elected and qualified, or his earlier removal, resignation, death or incapacity.

The Articles of Amendment amending the Issuer's Articles of Incorporation, filed with the Secretary of State of North Carolina on November 29, 2012, provides that no investor will own more than 9.9% of the Issuer's voting securities (or securities that convert into voting securities in the hands of such Investor) on an as-converted basis.

Pursuant to the Securities Purchase Agreement, the Issuer and EOP III also entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which provide EOP III with certain registration rights with respect to the shares of Class A Common Stock and Class B Common Stock into which the Preferred Stock converts (the "Underlying Shares"). Among other things, the Registration Rights Agreement requires the Issuer to file a resale registration statement, or statements if necessary, with respect to the Underlying Shares within 30 days following the Issuer's receipt of the Shareholder Approvals on February 20, 2013.

EOP III, WR III LLC and EMC also entered into a federal reserve board passivity agreement with the Issuer (the "Passivity Agreement") which requires the Reporting Persons and their subsidiaries and affiliates not to directly or indirectly acquire or hold (together with its officers and directors) 25% or more of any class of voting stock of the Issuer or any its subsidiaries, not to exercise or attempt to exercise the management or policies of the Issuer or any of its subsidiaries and to refrain from certain other activities with respect to the Issuer, provided that the Reporting Persons may designate one director to serve on the Issuer's Board of Directors.

CUSIP No. 65080T102	SCHEDULE 13D	Page 10 of 13 Pages

The foregoing description of the Common Stock Articles of Amendment, the Securities Purchase Agreement and the Registration Rights Agreement is a summary and does not purport to be a complete description of all of the terms of such documents and is qualified in its entirety by reference to such documents, which are attached to the Issuer's Current Report on Form 8-K filed on November 1, 2012 (the "8-K Filing"), as Exhibits 3.2, 10.1 and 10.2, respectively.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and, subject to the Articles of Amendment, Passivity Agreements and bank regulatory requirements, if any, applicable to the Reporting Persons, the Reporting Persons may, from time to time and at any time, purchase additional securities of the Issuer, dispose of any or all of their investment in the Issuer, enter into financial instruments or other agreements relating to their investment, engage in hedging or similar transactions with respect to such holdings and/or otherwise change their intention with respect to any and all matters referred to herein. The Reporting Persons may engage in communications with one or more shareholders or officers or directors of the Issuer or other third parties regarding the Issuer. The Reporting Persons’ communications currently are, and in the future will be, limited by and subject to the terms of the Passivity Agreement and applicable banking laws.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Class A Common Stock and percentages of the Class A Common Stock beneficially owned by each of the Reporting Persons. The percentages reported in this Schedule 13D are calculated based upon the 25,257,130 shares of Class A Common Stock outstanding as of February 28, as reported in the Company's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 1, 2013.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Class A Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as disclosed in this Schedule 13D, there have been no transactions with respect to the shares of Class A Common Stock during the sixty days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 65080T102	SCHEDULE 13D	Page 11 of 13 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 and the Joint Filing Agreement attached as Exhibit 3 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the person enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the shares of Class A Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1: Form of Securities Purchase Agreement (incorporated by reference to Exhibit No. 10.1 to the 8-K Filing).

Exhibit 2: Form of Registration Rights Agreement (incorporated by reference to Exhibit No. 10.2 to the 8-K Filing).

Exhibit 3: Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 65080T102	SCHEDULE 13D	Page 12 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2013

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By: W.R. Endicott III, L.L.C., its general partner

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

W.R. ENDICOTT III, L.L.C.

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

/s/ Wayne K. Goldstein
WAYNE K. GOLDSTEIN

/s/ Robert I. Usdan
ROBERT I. USDAN

CUSIP No. 65080T102	SCHEDULE 13D	Page 13 of 13 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: March 4, 2013

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By: W.R. Endicott III, L.L.C., its general partner

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

W.R. ENDICOTT III, L.L.C.

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

/s/ Wayne K. Goldstein
WAYNE K. GOLDSTEIN

/s/ Robert I. Usdan
ROBERT I. USDAN